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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                            (Amendment No.        )*


                           ICN PHARMACEUTICALS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   448924100
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposed of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 6 pages
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CUSIP No.  448924100                     13G                     Page  2  of  6


1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 HEARTLAND ADVISORS, INC.

                 #39-1078128

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                            (a)  [  ]
                                            (b)  [  ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                 WISCONSIN, U.S.A.


         NUMBER OF           5.  SOLE VOTING POWER
          SHARES             151,033
       BENEFICIALLY
         OWNED BY
            EACH             6.  SHARED VOTING POWER
         REPORTING           None
           PERSON
            WITH
                             7.  SOLE DISPOSITIVE POWER
                             2,866,457


                             8.  SHARED DISPOSITIVE POWER
                             None


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,866,457


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         10.6%


12.  TYPE OF REPORTING PERSON*

                 IA

         *SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP No. 448924100            13G                     Page  3  of  6



1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 HEARTLAND GROUP, INC.

                 #39-1572323

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                            (a)  [  ]
                                            (b)  [  ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                 MARYLAND, U.S.A.


         NUMBER OF           5.  SOLE VOTING POWER
          SHARES             2,040,000
       BENEFICIALLY
         OWNED BY
            EACH             6.  SHARED VOTING POWER
         REPORTING           None
           PERSON
            WITH
                             7.  SOLE DISPOSITIVE POWER
                             None


                             8.  SHARED DISPOSITIVE POWER
                             None



9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,040,000


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         7.5%


12.  TYPE OF REPORTING PERSON*

                 IV

         *SEE INSTRUCTION BEFORE FILLING OUT!
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NUMBER  448924100                               Page 4 Of 6 Pages

Item 1.
         (a) Name of Issuer:  ICN Pharmaceuticals, Inc.

         (b) Address of Issuer's Principal Executive Offices:
                 3300 Hyland Avenue
                 Costa Mesa, CA  92626

Item 2.
         (a) Name of Person Filing:        Heartland Advisors, Inc.
                                           Heartland Group, Inc.

         (b) Address of Principal Business Office:
                 Heartland Advisors, Inc.
                 790 North Milwaukee Street
                 Milwaukee, WI  53202

                 Heartland Group, Inc.
                 790 North Milwaukee Street
                 Milwaukee, WI  53202

         (c) Citizenship:    Heartland Advisors is a Wisconsin corporation.
                             Heartland Group is a Maryland corporation.

         (d) Title of Class of Securities:  Common Stock

         (e)  CUSIP Number:  448924100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:


     (a)_____ Broker or Dealer registered under Section 15 of the Act.

     (b)_____     Bank as defined in Section 3(a)(6) of
                  the Act.

     (c)_____ Insurance company as defined in Section 3(a)(19) of the Act.

     (d)   X      Investment company registered under Section 8 of
                  the Investment Company Act of 1940 with respect to Heartland Group.

     (e)   X      Investment adviser registered under Section 203 of
                  the Investment Advisers Act of 1940 with respecct to Heartland Advisors.

     (f)_____ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement
                  Income Security Act of 1974 or Endowment Fund; see Sec 240.13d-1(b)(1)(ii)(F).


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     (g)______    Parent Holding Company, in accordance with
                  Sec 240.13d-1(b)(ii)(G) (Note:  See Item 1).

     (h)______    Group, in accordance with
                  Sec 240.13d-1(b)(1)(ii)(H).


Item 4. Ownership.

         (a) Amount beneficially owned as of July 31, 1995:

         2,866,457 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Heartland Advisors, including 67,963 shares of common stock resulting from the assumed conversion of $1,562,000 of 8.5% Convertible Bonds Due 1999 and including 2,040,000 shares which may also be deemed beneficially owned by Heartland Group within the meaning of the Rule.

         (b) Percent of Class as of July 31, 1995:

         10.6% by Heartland Advisors, of which 7.5% may also be deemed beneficially owned by Heartland Group.

         (c) Number of shares as to which such person has:

             (i)  Sole power to vote or to direct the vote:
             Heartland Group has sole power to vote 2,040,000 shares. Heartland Advisors has sole voting power with respect to 151,033 shares held in investment advisory accounts.

             (ii)   Shared power to vote or to direct the vote:
             Not Applicable

             (iii)  Sole power to dispose or to direct the disposition:
             Heartland Advisors has sole dispositive power with respect to 2,866,457 shares held in investment advisory accounts.

             (iv)   Shared power to dispose or to direct the disposition of:
             Not Applicable.


Item 5. Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[ ]


Item 6. Ownership of more than Five Percent on Behalf of Another
        Person.

         The shares of common stock are held in investment advisory accounts of Heartland Advisors. As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.  As reported herein, the interests of one such account, Heartland Group, Inc., a series investment company for which Heartland Advisors serves as investment advisor, relates to more than 5% of the class.
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Item 7.   Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

              By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:    August 9, 1995

                          HEARTLAND ADVISORS, INC.

                          By:  PATRICK J. RETZER
                                  Patrick J. Retzer
                                  Vice President/Treasurer


                          HEARTLAND GROUP, INC.

                          By:  PATRICK J. RETZER
                                  Patrick J. Retzer
                                  Vice President/Treasurer